As filed with the Securities and Exchange Commission on May 31, 2013

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Thai Fund, Inc.

(Name of Subject Company [Issuer])

The Thai Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

882904105

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6970

Stefanie V. Chang Yu, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

The Thai Fund, Inc. Announces Details of Tender Offer

NEW YORK, May 31, 2013 – Morgan Stanley Investment Management Inc. (“MSIM”), the investment adviser to The Thai Fund, Inc. (NYSE: TTF) (the “Fund”), announced today that the Fund’s Board of Directors has determined that the one-time tender offer it had previously authorized, subject to stockholder approval of restructuring the Fund, will be for up to 15 percent of the Fund’s outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Tender Offer”).  The Tender Offer is expected to commence following the completion of the restructuring which, if approved by the Fund’s stockholders, is anticipated to occur around the end of the third quarter of 2013.

Additional terms and conditions of the Tender Offer will be set forth in its offering materials, which will be distributed to stockholders upon commencement of the Tender Offer.  If more than 15 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from the tendering stockholders on a pro rata basis.  If the Fund’s shares trade at a premium following the restructuring, the Tender Offer will not be conducted.

The Fund is a non-diversified, closed-end management investment company incorporated under the laws of the State of Maryland.  The Fund’s investment objective is long-term capital appreciation through investment primarily in equity securities of companies organized under the laws of the Kingdom of Thailand.

There is no assurance that the Fund will achieve its investment objective.  Like any stock, a closed-end fund’s share price will fluctuate with market conditions and other factors.  At the time of sale, Fund shares may have a market price that is above or below net asset value and may be worth more or less than the original investment.  Accordingly, it is possible to lose money investing in the Fund.  Please be aware that the Fund may be subject to certain additional risks.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has over 550 investment professionals around the world and $341 billion in assets under management or supervision as of March 31, 2013.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,200 offices in 43 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.